Exhibit 99.3

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

This Management’s Discussion and Analysis is prepared as of November 24, 2014

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 24, 2014 and focuses on the Company’s financial condition and results of operations for the year ended August 31, 2014. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2014 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable U.S. and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•                  capital-raising activities and the adequacy of capital;

•                  revenue, cash flow and cost estimates and assumptions;

•                  production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

•                  project economics;

•                  future metal prices and exchange rates;

•                  mineral reserve and mineral resource estimates;

•                 production timing; and

•                  potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•                  inability of the Company to find an additional and suitable joint venture partner for the Project 1 (“Project 1”) and Project 3 (“Project 3”) platinum mines of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•                  failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;

•                  additional financing requirements;

•                  the Company’s history of losses and ability to continue as a going concern;

•                  the Company’s negative cash flow;

•                  the inability of the Company to make payments on its indebtedness, if any, and restrictions on the Company’s operations owing to its indebtedness;

•                  no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•                  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•                  fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;

•                  volatility in metals prices;

•                  difficulty enforcing certain judgments involving United States federal securities laws;

•                  delays in the start-up of the Project 1 platinum mine;

•                  the ability of the Company to retain its key management employees; conflicts of interest;

•                  any disputes or disagreements with the Company’s joint venture partners;

•                  the costs of increasing Black Economic Empowerment (“BEE”) in the Company’s mining and prospecting operations;

•                  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•                  the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•                  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

•                  property and mineral title risks including defective title to mineral claims or property;

•                  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•                  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•                  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•                  extreme competition in the mineral exploration industry;

•                  risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation;

•                  no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

•                  the other risks disclosed under the heading “Risk Factors” in the Company’s Annual Information Form dated November 24, 2014 (the “AIF”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.              DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada, company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the Waterberg Platinum deposit, where the Company is the operator of the 255 km(2) Waterberg joint venture project (the “Waterberg JV Project”) with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The Company has also expanded its exploration on to the prospecting rights covering 864 km(2) immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Projects”).

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 12 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consists of approximately 179 individuals.

Project 1 is operated by the Company on an “owner managed-contractor” basis. As at October 31, 2014, the Company has 38 staff, 90 technical services and security staff and 15 human resources and labour consultants assigned to Project 1 while underground mining contractor JIC Mining Services (“JIC”) has approximately 704 people, including mining sub-contractors assigned to working on both the north and south mine areas at Project 1. JIC was engaged in July 2011. Having been appointed in December 2010, DRA Mining (Pty) Ltd., the engineering, procurement, construction and management (“EPCM”) contractor, completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”) was formally engaged as EPCM contractor for commencement of Phase 2 surface infrastructure, including mill and flotation circuit construction. DRA is managing approximately 784 people working onsite at Project 1 assigned to earthworks, construction of surface and underground infrastructure, steelwork erection and mechanical installations of the concentrator plant. At October 31, 2014, there are approximately 1,631

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

people onsite with approximately half working on the underground development team active on the Project 1 platinum mine.

2.              PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 4 and 5 of the Company’s Financial Statements.

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at August 31, 2014 was held 78.72% by PTM RSA and 21.28% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Project 1 and Project 3 — Africa Wide Dilution” for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Projects, consisting of the Waterberg JV Project and the Company’s exploration on prospecting rights on the Waterberg Extension Project. The Company conducts all of its exploration activities at the Waterberg Projects through PTM RSA. As a result of the resource scale and thickness of the Waterberg deposit, exploration activities at the Waterberg Projects have increased in importance in the Company’s business. A pre-feasibility study is in progress on the Waterberg JV Project (approximately 49.9% effective interest of the Company) and exploration drilling continues to define the scale of the deposit on the Waterberg Extension Project (approximately 87% effective interest of the Company).

Project 1 and Project 3, South Africa

During the year ended August 31, 2014, the Company incurred $161 million in development, construction, equipment and other costs for Project 1 and did not incur any significant costs on Project 3, located adjacent and to the north of Project 1. In the prior year, total Project 1 development, construction, equipment and other expenditures amounted to $70.0 million and there were no significant costs incurred on Project 3. At August 31, 2014, the Company carried total deferred acquisition, development, construction, equipment and other costs related to Project 1 of $387.6 million and another $3.2 million related to Project 3. Of the total deferred costs for Project 1 at August 31, 2014 an amount of $329 million (approximately US$315 million) related to Phase 1 and Phase 2 development, construction, equipment and other costs. Africa Wide’s non-controlling interest in Maseve as at August 31, 2014 was recorded at $75.8 million.

The original Phase 1 development program, consisting of the twin set of north declines and related surface infrastructure, was budgeted at Rand 856.83 million (approximately US$100 million at the time). Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of Rand 777.20 million; however, a further amount of Rand 81.3 million related to deferred expenditures for electrical services was subsequently incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 was completed approximately 12 weeks behind original schedule as set at commencement. Schedule delays occurred as a result of the time taken to obtain permits and suboptimal civil contractor

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

performance early in Phase 1 related to electrical procurement, construction of sumps and high wall steel work installation. These delays caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified. During the period from February 2013 to September 2014, advance was halted or delayed approximately two months in the aggregate due to notices under section 54 of the Mine Health and Safety Act (1996) (“MHSA”) issued to Maseve.

The north decline box cut excavation brings the working area down an access ramp from surface for 128 meters linear and 20 meters vertical to where the north declines enter the underground. From the portal entrance or “collar” the north declines are now approximately 1,387 meters linear (at October 11, 2014) and approximately 220 meters vertical (at October 11, 2014) into the underground. Approximately 1,367 meters (at October 11, 2014) of lateral development and reef drives have been completed. This brings development to the first infrastructure level in order to provide for storage bins for conveyor transfers from various mining blocks at depth as well as workshops, reef drive take offs, ventilation headings and other ancillary excavation totaling 1,530 meters (at October 11, 2014). Break away declines are underway to mining block 11 totaling 911 meters linear (334 meters vertical) (at October 11, 2014) and block 12 totaling 734 meters linear (281 meters vertical) (at October 11, 2014). Multiple cross cuts between declines of 10 meters in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. Two ventilation raise bore shafts have been completed and commissioned. Over 4,200 meters of access development has been completed. Initial raises are in development and ore stockpiling has commenced. Geotechnical work and preparations for an additional ventilation shaft are complete and ready for a raise bore machine to establish site while preparation work for another ventilation shaft is in progress.

On March 28, 2013, the Merensky Reef (“MR”) was intercepted in the north declines as had been projected in the mine geological model. Underground drives along the strike of the deposit have now advanced on the MR approximate position northward for approximately 470 meters along the reef plane (at October 11, 2014), exposing approximately 235 meters of MR and 200 meters in the hanging wall (at October 11, 2014). Raise development of 408 meters (at October 11, 2014) has commenced into the mining blocks and continues. Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Small scale stock piling of MR development material on surface has begun with approximately 85,685 tonnes on surface (at October 11, 2014). As development opens areas of MR, evaluation of the initial mining blocks is being completed by Company geologists and engineers. Work to date indicates that the areas opened so far are consistent with the Company’s geological model for these areas. In addition to the drives along the reef position laterally, the north declines have now turned and are continuing from the first infrastructural level targeting deeper mine blocks.

The rate of underground development in the north and south declines continues to be an important factor with respect to future mine start-up dates and production rates. Delays in underground development, stoping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements.

The south box cut is complete, and underground mining has advanced the material decline for approximately 813 meters and the conveyor decline for approximately 644 meters (at October 11, 2014). The south decline Phase 2 development is behind the original planned schedule. The early development of the south declines progressed slower than anticipated due to poor ground conditions in the first 50 meters vertical from surface. Work to deal with these conditions included consolidation support, grouting, void filling and the installation of steel sets. The south declines are now advancing into more competent rock. Development rates are improving and are currently at that called for in the current schedule.

On June 14, 2013, the Company announced that as a result of the slower development rates in the south decline and a one month project delay as a result of safety work stoppages pursuant to section 54 of the MHSA, the targeted start date for first concentrate production was adjusted by six months to mid-2015. As

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

a result of Africa Wide’s decision on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of the Project 1 finance package, including project lending, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction. The delay in implementing construction contracts combined with potential delays in ramping-up mining ore resulted in a decision to further delay the completion of mill construction and the first concentrate sales to the fourth quarter of 2015, subject to the Company raising sufficient capital to complete remaining Phase 2 construction. The ramp-up profile for production from commencement forward over the following two years is similar to previous projections when the start date delay is considered. Delays in the ramp-up profile could occur if underground development rates fall behind plan or if mining produces less tonnes or grade than predicted by the geological model, potentially resulting in delayed or reduced revenue from concentrate sales, which would negatively impact peak funding requirements.

The Company and DRA have been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities. Tenders for the primary mill components, mining development and equipment and other project expenditures have been adjudicated and the majority of all material orders have now been placed and construction is well advanced. The overall planned commitment for the milling, concentrator and tailings facilities as at August 31, 2014 was Rand 2.38 billion ($242.67 million at August 31, 2014) to the fourth quarter of calendar 2015, of which Rand 1.70 billion ($173.33 million at August 31, 2014) has already been committed.

Phase 2 construction at Project 1 commenced in early January 2013. Phase 2 includes the completion of an additional twin decline access into the deposit, a milling, concentrating and tailings facility and extensive underground development. As of the date of this MD&A, earth works and laydown areas for mill and concentrator facilities are now complete, foundations for major mill and concentrator components are complete and steel erection is now underway. Expected deliveries for all major components remain on schedule. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed. Cleaner flotation cells have been delivered to site by Metso Mining and Construction (South Africa) Pty Ltd. Rougher cells and flotation units are being assembled and installed. Change houses, shops and stores facilities are substantially complete. The filter press building and infrastructure is nearing completion with the filter press having been tested in Finland and released for delivery to site before the end of 2014. The primary run of mine ball mill was delivered to site by Outotec RSA (Pty) Ltd. in June 2014. As of November 14, 2014 the primary mill shell and related ends, trunions and gears were substantially installed on their supports. Conveyors, crushers and an ore silo are well advanced.

Ground preparations for the Project 1 tailings storage facility (“TSF”) commenced in late 2013 on surface rights owned by Maseve. Further work has been postponed due to concerns raised by Royal Bafokeng Platinum Ltd. (“RBPlat”), who owns the prospecting right below the planned TSF site. RBPlat’s primary concern is with regard to the allocation of legal responsibility under the MHSA and associated regulations where Project 1’s surface mining activities overlay the underground areas where RBPlat holds prospecting rights. The Company and RBPlat have now executed an agreement with regard to a path forward and RBPlat has withdrawn their complaints to the regulators. RBPlat and the Company are currently in discussions with the Department of Mineral Resources (“DMR”) and other regulators to clarify this issue to the benefit of both parties. To date, the current construction postponement on the TSF has not negatively affected the projected date of first production.

Project 1 - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development has been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project is planning for 2,700 jobs with a target of at least 30% from the local communities. To assist the

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (Pty) Ltd.

Additionally, the Project 1 platinum mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine.

Project 1 - Financial Overview

The Company completed a definitive feasibility study in July 2008 and on November 25, 2009, the Company published an updated feasibility study on Project 1 entitled ‘‘Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)’’ dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”) for Project 1, which was at that time a portion of the WBJV. Included in each study was a declaration of 4E reserve ounces.

The base case for the mineral reserve estimate in the 2009 UFS was modeled using three year trailing metal prices at September 2009, including US$1,343 per ounce platinum and US$322 per ounce palladium, and an exchange rate of R8 to the U.S. Dollar. During and after the fiscal year there has been significant volatility in the market prices for base metals and for gold and other precious metals such as platinum and palladium. The October 31, 2014 spot prices of 4E in aggregate were lower than the base case, long term metal prices as set out in the 2009 UFS, but are within the range (in aggregate, including exchange rates for the MR pricing) of the sensitivity analysis contained in the 2009 UFS. Weakening metal prices are offset by a weaker Rand and affect peak funding estimates for Project 1. The escalation of costs, metal price volatility, production ramp-up timing and Rand volatility are all material risk factors for the commercial viability of Project 1.

In April 2012, the Company completed a revised cost budget estimate based on post-2009 UFS work for inclusion in a financial model for a syndicate of lead arrangers. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under early project construction and development. The revised peak funding estimate, which is calculated in Rand, was published in April 2012. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009.

In June 2014, the Association of Mineworkers and Construction Union (“AMCU”) accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry.  The wage increases agreed to by the major producers will increase labour costs for Project 1 as mining contractors renew certain labour agreements in 2014 and 2015.  The Company is assessing the impact this may have on the Company.  Although the Company is encouraged by the current Rand/U.S. Dollar rate, which is better than the base case assumption of 8:1, increasing wages may have a material negative influence on the Company.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”) regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

At August 31, 2014, approximately Rand 2.962 billion (US$314.5 million at average exchange rates during the development period) has been invested in Phase 1 and Phase 2 development assets and construction in progress (including mining equipment and excluding land or non-mining related buildings). Project 1 is estimated to be approximately 64% complete.

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

As construction continues at Project 1, the Company continues to see escalation in Rand terms at Project 1 in areas such as labour, diesel fuel, power and certain supplies.  These escalations continue to be consistent with those seen in the South African mining industry in general over recent years.  Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation.  The Company’s original cost estimates were modelled at 8 Rand to the U.S. Dollar.  With the Rand currently weakening relative to the U.S. Dollar, these cost escalations are substantially offset in dollar terms.  Diesel petroleum products, however, are marked to U.S. Dollar prices and a weakening Rand has the effect of raising Rand-based fuel costs.

The Company also noted that weakening metal price assumptions or a stronger Rand each have a negative effect on peak funding estimates for Project 1.  Delays in underground development or delays in delivery of ore tonnage to surface stockpiles will also have a negative effect on peak funding requirements.  The escalation of costs, metal price volatility, production ramp-up timing and Rand volatility are all material risk factors for Project 1.  As a result of the decision of Africa Wide on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of the Project 1 finance package including project lending, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction.  The delay in implementing construction contracts combined with potential delays in ramping-up mining ore resulted in a decision to further delay the completion of mill construction and the first concentrate sales.

The Company is currently funding Mnombo’s 26% share of ongoing costs on the Waterberg Projects.  Mnombo is currently seeking financing.  If Mnombo raises sufficient capital and begins to fund its share of ongoing costs on the Waterberg Projects, the Company’s expenditures will be correspondingly reduced.  No assurance can be given that Mnombo will be able to raise such capital and, therefore, cover its share of ongoing costs at the Waterberg Projects.

Apart from delays and updated financial estimates, the general mine plan for Project 1 is substantially unchanged from the 2009 UFS with a steady state production rate of 275,000 4E platinum, palladium, rhodium and gold derived from decline-accessed Merensky and UG2 ore.

For a description of recent financings undertaken by the Company see discussion at item F) “Liquidity and Capital Resources” below.

Project 1 and Project 3 - Africa Wide Dilution

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate US$21.8 million share of a project budget and cash call for Project 1 that had been unanimously approved by the Maseve board of directors. As a result of Africa Wide’s failure to fund its share of the initial cash call, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide’s interest in Maseve, and therefore Project 1 and Project 3, in accordance with the terms of the shareholders agreement governing Maseve between PTM RSA, Africa Wide and Maseve (the “Maseve Shareholders Agreement”). The Company also delayed certain expenditures on Project 1 from October 2013 to January 2014 so that the Company could raise additional equity financing. On August 20, 2014, an arbitrator ruled that Africa Wide’s shareholding in Maseve would be reduced to 21.2766%. On March 3, 2014, Africa Wide informed the Company that it would not be funding its US$21.52 million share of a second cash call. As a result, Africa Wide’s ownership has been further diluted to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement, as confirmed by the arbitration. Likewise, the Company’s ownership has increased to approximately 82.9%. The Company anticipates that it will be required to fund 100% of Maseve’s ongoing funding requirements.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity in order to maintain the Mining Right in good standing. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the associated dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

of 2002 (“MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. Maseve must have 26% ownership by a qualified BEE entity by December 31, 2014 in order to maintain the Mining Right in good standing.  The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company, if and when instructed by the DMR, which the Company may do unilaterally. In addition to unaffiliated, qualified BEE companies, the Company is presently considering Mnombo as the BEE company for such a transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo and Mnombo acts as the Company’s BEE partner in respect of the Waterberg Projects. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds only approximately 17.1% of the equity in Maseve.

Project 1 - New Project Loan Facility

On December 6, 2012, the Company announced that a syndicate of lead arrangers had obtained credit committee approval for a US$260 million project loan facility to Maseve for the construction of the Project 1 platinum mine. Closing and draw down of the original proposed loan facility was subject to the negotiation and execution of final documentation and satisfaction of conditions precedent. As a result of Africa Wide’s decision not to fund the initial cash call in Maseve in October 2013, the Company entered into a new mandate letter on November 8, 2013 with a modified syndicate of lead arrangers (the “New Arrangers”) for a US$195 million loan facility (the “New Project Loan Facility”) to fund construction on Project 1. The new mandate letter replaced the mandate letter and related documents prepared in connection with the original proposed loan facility. On October 31, 2014, the Company determined not to proceed with the New Project Loan Facility and terminated the new mandate letter. In connection with the termination of the new mandate letter, the Company paid the New Arrangers certain termination fees.

Project 1 - Labour Relations

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In June 2014, the AMCU accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its site at Project 1.

The Company has worked closely for several years with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. in order to create a database of local persons interested in work at Project 1, including their skill and experience details. The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors. As at October 31, 2014, approximately 24% of the onsite workforce of 1,631 people was comprised of local persons from the surrounding communities.

The primary union at the Project 1 platinum mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC agreed to terms with NUM for a labour contract at Project 1 for a two-year period ending September 2015. In the future, should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands and the resulting increase in the cost of labour.

Projects 1 and 3 - Mineral Resources and Reserves

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in a NI 43-101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43-101 technical report dated August 31, 2010 entitled “Technical

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Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was later filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 grams/tonne (“g/t”)), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the mineral resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64 g/t) categorized as proven mineral reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable mineral reserves. Mineral reserves and mineral resources reported above are from combined Merensky and UG2 reef tonnes. Additional information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Underground development and surface drilling completed since the resource assessment referenced above may result in changes in the forgoing resources and reserves.

Mineral reserves are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources.

Cautionary Note to U.S. Investors with respect to the information above: Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Projects 1 and 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Amplats”) (37% interest held through its subsidiary, RPM) and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Amplats contributed an additional 5 km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and became a part of Project 2 once contributed into the WBJV. Africa Wide was subsequently acquired by Wesizwe in September 2007. PTM RSA was the operator of the joint venture.

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Under the terms of the WBJV Agreement, upon a decision to mine, each party would be credited a dollar amount based on their contribution of measured, indicated and inferred PGMs ounces from the contributed properties comprising the WBJV. The ounces contributed would be determined based upon, and at the time of, the first bankable feasibility study for the WBJV in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the “SAMREC Code”) and as to be agreed among the parties on a “Determination Date” as defined in the WBJV Agreement.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. The parties had agreed that upon dissolution the equalization due under the WBJV Agreement would be paid and settled between the parties. On April 22, 2010, the Company paid an equalization amount due to Amplats of Rand 186.28 million (approximately $24.83 million at the time), as required under the terms of the WBJV Agreement.

At the time of the dissolution, Wesizwe acquired all of Amplats’ rights and interests to the mineral rights underlying the WBJV, retained Amplats’ mineral rights to Project 2 and transferred all of Amplats’ mineral rights underlying Projects 1 and 3 into the project operating company, Maseve. The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47 km2 of the original 72 km2.

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve.

In connection with the Consolidation Transaction, RPM obtained a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3. On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

Under the terms of the Consolidation Transaction, the Company acquired a subscription right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million. On January 14, 2011, the Company exercised the subscription right in the amount of Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed Maseve funds were fully depleted.

Waterberg JV Project, South Africa

The Company is the operator of the Waterberg JV Project with joint venture partners JOGMEC and Mnombo. The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). In October 2009, PTM RSA, Mnombo and JOGMEC entered into an agreement (as amended, the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years. At the same time, Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million). In April 2012, JOGMEC completed its US$3.2 million earn-in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs for US$1.12 million until the earn-in phase of the joint venture ended in May 2012. PTM RSA holds the prospecting rights filed with the DMR for the Waterberg JV Project, and Mnombo is identified as the Company’s BEE partner. Pursuant to the JOGMEC Agreement, interests in the Waterberg JV Project are held 37% by the Company, 37% by JOGMEC and 26% by Mnombo.  As a result of the Company’s 49.9% ownership interest in Mnombo, the Company has an effective interest in the Waterberg JV Project of approximately 50%.

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(An Exploration and Development Stage Company)

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Waterberg JV Project - Activities in the year ended August 31, 2014

On February 14, 2014, the Company announced the completion of a preliminary economic assessment on the Waterberg JV Project. On March 13, 2014, the Company filed the associated NI 43-101 technical report entitled ‘‘The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa (23°22’01’’ south latitude and 28°49’42’’ east longitude)’’ dated effective February 14, 2014 (the ‘‘PEA’’). The financial valuation in the PEA indicated the viability of the Waterberg JV Project with a 30% level of confidence. According to the PEA, the Waterberg JV Project could support a decline accessed mine with a 19 year life and steady state production averaging 655,000 ounces per year of platinum, palladium and gold. The PEA recommended advancing to a pre-feasibility study. In July 2014, the Company awarded the independent Qualified Person role for the pre-feasibility study to DRA Mineral Projects (Pty) Ltd. The pre-feasibility study is anticipated to be completed in early 2015.

On June 12, 2014, the Company announced an increase in the estimated inferred mineral resource at the Waterberg Projects.  On July 25, 2014, the Company filed the associated NI 43-101 report entitled “Revised and Updated Mineral Resource Estimate for Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E),” dated effective June 12, 2014 (the “Waterberg Report”). With the release of the Waterberg Report, there is no longer a current preliminary economic analysis for the Waterberg JV Project and the PEA is no longer valid.

On the date this MD&A was filed, the Company filed an NI 43-101 report entitled “Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E),” dated effective October 21, 2014 (the “Updated Waterberg Report”). The Updated Waterberg Report provides an update of the exploration activities on the Waterberg Projects completed subsequent to the effective date of the Waterberg Report of June 12, 2014 up to October 21, 2014.

During the first ten months of 2014, the Company had a total of 24 drill rigs in operation on the Waterberg JV Project. At November 14, 2014, the 2014 drilling campaign is complete and there are no drill rigs presently turning on the property, although additional follow up boreholes may be drilled before December 31, 2014. Including drilling contractors under the Company’s supervision, approximately 220 people were involved in the activities at the Waterberg JV Project and the Waterberg Extension Project in 2014. Since commencing drilling in November 2011, approximately 182 diamond drill boreholes with 308 deflections have now been completed on the Waterberg JV Project.

To date, the Company has funded the Company and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC. A budget to April 30, 2015 of US$9.57 million was approved effective May 2014 to provide for sufficient engineering work and drilling work to allow completion of the pre-feasibility study of the Waterberg JV Project.

The Company was advised by JOGMEC in 2013 that a formal auction process had begun for the sale of JOGMEC’s 37% interest in the Waterberg JV Project to a successful bidder from a group of qualified Japanese trading firms. This was in keeping with JOGMEC’s mandate as determined by the Japanese Ministry of Economy, Trade and Industry. In June 2014, however, JOGMEC advised the Company that it had decided to postpone the possible sale into 2015 or later. JOGMEC cited the recent increased scale of resources at the Waterberg JV Project, a change in JOGMEC’s mandate allowing it to participate further into the development stage on mineral projects and JOGMEC’s new desire to discuss opportunities with the Company and Mnombo that may give JOGMEC exposure to the Waterberg Extension Project.

Waterberg JV Project - Mineral Resources

The mineral resources reported are located within the Waterberg JV Project and in the southern portion of the Waterberg Extension Project (see table below). There has been insufficient drilling elsewhere on Waterberg Extension Project to update the mineral resource estimate.

Mineral resources have been declared for the T- and F - Zone mineralization on the property Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project and Early Dawn 361LR of the Waterberg

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Extension Project.

The data that formed the basis of the estimate are the boreholes drilled by PTM RSA which consist of geological logs, the borehole collars, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various boreholes.

The data was used to define the characteristics of the various layers based on their geochemical signatures. However, it was necessary to check the procedure against the core. As a result, a validation was undertaken on the core with the intention of finding diagnostic features to identify the layers directly from the core. This was successfully achieved for the T - Zone. However, due to pervasive alteration, this proved difficult for the F - Zone. For estimation of the mineral resources reported in September 2013, modelling of the mineralization within the F - Zone was based on its stratigraphic position at the base of the magmatic sequence and on geochemical data.

Seven subunits within the broader F - Zone (FP and FH1 — FH6) have been identified based on their geochemical characteristics.

Data from the drilling completed by PTM RSA in the estimate consists of intersections from 138 completed boreholes. Each borehole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

Geological models (wireframes) of the seven F - Zone units were modelled by CAE Mining (South Africa) on behalf of PTM RSA, using the Strat 3D module of CAE Mining Studio™.

The coded borehole database supplied by PTM RSA was composited for Pt, Pd, Au, Cu, Ni and density. For each unit, a three-dimensional block model was modelled and an inverse distance weighted (power 2) estimate was undertaken.

The Updated Waterberg Report considers that the mineral resource of the various layers should be classified as an inferred mineral resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification.

Two areas were defined defining areas where geological loss of 25% and 12.5% were applied. These were based primarily on the spacing of surface boreholes and on the knowledge of this type of deposit. The geological losses are made up of areas where the zones may be absent due to faults, dykes and mafic/ultramafic pegmatites.

Table 1.6_1
Waterberg Project-
Mineral Resource Estimate (SAMREC Code) (12 June 2014)

	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut-off=2g/t)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F (Cut-off=2g/t)	2.75-60	232.82	0.90	1.93	0.05	0.14	3.01	30:64:2:4	22,529	0.08	0.19	409	994
Total		286.88	0.94	1.92	0.04	0.25	3.15	30:61:1:8	29,084	0.10	0.18	617	1,107
Content (koz)			8,652	17,741	341	2,350			kt	280	502

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Waterberg Project- (JV)

	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut-off=2g/t)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F (Cut-off=2g/t)	2.75-60	164.58	0.88	1.91	0.05	0.13	2.97	30:64:2:4	15,713	0.07	0.18	247	649
Total		218.64	0.94	1.91	0.03	0.29	3.17	30:60:1:9	22,268	0.09	0.16	455	763
Content (koz)			6,605	13,407	239	2,018			kt	207	346

Waterberg Project- (Ext)

	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
F (Cut-off=2g/t)	2.75-60	68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Total		68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Content (koz)			2,043	4,325	102	331			kt	73	156

The T-Zone cut-off is reported as 2PGE+Au and the F - Zone cut-off is reported as 3PGE+Au grade Individual numbers may not add up due to rounding

Mineral resources which are not mineral reserves have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve. In considering the resource parameters, the findings of the PEA were considered, including that the Waterberg JV Project could support a mine averaging steady state production of 655,000 ounces per year of platinum, palladium and gold.

The independent Qualified Persons responsible for the mineral resource estimate with an effective date of June 12, 2014 in the Updated Waterberg Report and summarized in Table 1.6_1 are Kenneth Lomberg and Alan Goldschmidt.

Kenneth Lomberg, a geologist with some 29 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practicing geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is “independent” of the Company, as that term is defined in Section 1.5 of NI 43-101.

Alan Goldschmidt is a geologist with some 29 years’ experience in minerals industry. He has been primarily involved with geological block models and geostatistical resource estimation. He is a practicing geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is “independent” of the Company, as that term is defined in Section 1.5 of NI 43-101.

Waterberg JV Project - History of Acquisition

PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right until September 1, 2012 for the requested area. Application for the renewal of this prospecting right for a further three years has been made. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into the JOGMEC Agreement, whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company

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acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo’s 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study. When combined with the Company’s 37% direct interest pursuant to the JOGMEC Agreement, the 12.974% indirect interest acquired through Mnombo brings the Company’s effective interest in the Waterberg JV Project to 49.974%.

To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 (“Mining Charter”) and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

In April 2012, JOGMEC completed its US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May 2012.

During 2012, the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one prospecting right for 39km2), north (one prospecting right for 63km2) and east (one prospecting right for 16km2) of the existing Waterberg JV Project. The farm to the east was added to the existing prospecting right by way of a section 102 legal amendment in January 2013. The farms to the west and north were granted October of 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter. The three new prospecting rights cover a total area of 118km2, bringing the total combined area in the joint venture with JOGMEC and Mnombo to 255km2.

Under the terms of the JOGMEC Agreement, any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

The Company has not yet secured adequate surface rights for the Waterberg Projects and should a decision to mine on either project area be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

Waterberg Extension Project

The Waterberg Extension Project comprises contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR. The Company currently owns no surface rights in the area of the Waterberg Extension Project.

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PTM RSA holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an approximately 86.974% effective interest by way of the Company’s approximately 49.9% shareholding in Mnombo. The Company and Mnombo are negotiating a formal joint venture agreement to govern the participating rights in and obligations towards the Waterberg Extension Project. The Company is currently carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project.

Waterberg Extension Project - Activities in the year ended August 31, 2014

Exploration work on the Waterberg Extension Project did not begin in a material way until late 2013. To date, the Company has funded all of the work on the Waterberg Extension Project. The Company approved a budget of US$3 million for calendar 2014 to fund work on the Waterberg Extension Project, including Mnombo’s expected 26% share.

As of November 14, 2014 the planned drilling program on the Waterberg Extension Project was completed and no drill rigs are presently working, although additional follow up holes may still be drilled before December 31, 2014. Including drilling contractors under the Company’s supervision, approximately 220 people were involved in the activities at the Waterberg JV Project and Waterberg Extension Project during calendar 2014. As of November 14, 2014, a total of 48 diamond drill boreholes with 70 deflections have been completed on the Waterberg Extension Project, with 39 of these holes completed on the farm Early Dawn, which is immediately adjacent and on strike to the north of the deposit located on the Waterberg JV Project area.

As part of the results of its drilling program on the Waterberg JV Project and the Waterberg Extension Project, the Company announced on October 21, 2014 that a new T Zone intersection in hole WE048 on the Waterberg Extension Project returned a 2.9 meter intercept of 3.12 g/t 3E (0.88 g/t platinum, 2.10 g/t palladium and 0.14 g/t gold). This intersection confirmed the extension of the T Zone towards the north.

A target area for extension of the mineralized zones on the Waterberg Extension Project has been confirmed by drilling approximately 1.9 km north of the resource area identified in the Updated Waterberg Report. Both the T Zone and F Zone have been confirmed in a single borehole, (WE046) with a lower grade F Zone intercept including 2.5 meters at 2.00 g/t 3E (0.61 g/t platinum, 1.33 g/t palladium, 0.06 g/t gold). The T Zone at this location was geochemically elevated only and the zone was identified in rock types. The geological model for the deposit indicates that low grade zones do occur. The Company believes the presence of the deposit northward on the Waterberg Extension Project is a positive development, and drilling allowed the mineral resource estimate to be modeled for 9 km. A deflection has been drilled on WE046 and assays are outstanding at the date of this MD&A.  Based on a reinterpretation of airborne gravity surveys, taking the latest drill hole results into consideration, additional drilling northward along strike is planned.

NON-MATERIAL MINERAL PROPERTY INTERESTS

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture (as defined below) and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

War Springs and Tweespalk Properties, South Africa

Since 2005, the Company has been exploring its War Springs and Tweespalk projects, which are located on the Northern Limb of the Bushveld Complex in South Africa. From 2009 to 2012 JOGMEC was a funding partner to a joint venture covering the War Springs project. The War Springs property covers 22km2 and is located 24km south of the Amplats open pit Mogalakwena Mine (formerly, the “PPRust platinum mine”) along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 2PGE+Au at a grade of 1.11 g/t (0.25 g/t Pt, 0.78 g/t Pd 0.07 g/t Au), with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty) Ltd., which is Platmin Ltd.’s BEE partner in South Africa.

As a result of the expected limited investment by the Company in the immediate future on the War Springs and Tweespalk properties, the Company has decided to write-down the deferred exploration costs of $2.0 million in the current year but to continue to hold the two properties going forward.

Sable Joint Venture, South Africa

During 2009, the Company acquired prospecting rights in South Africa on the Western Limb of the Bushveld Complex, west of Pretoria and then entered into a joint venture agreement (the “Sable Joint Venture”) with Sable Metals and Minerals Limited (“Sable Metals”). Sable Metals is earning a 51% interest in exchange for funding approximately R 42.0 million (approximately $6 million in 2009) in work on the project, while a private BEE group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Metals. Since taking over as operator Sable Metals has not completed any significant work on the project due to their own financial constraints.

Canadian Properties

Mineral property acquisition and exploration costs deferred during the year ended August 31, 2014 on projects in Canada totalled $0.6 million (August 31, 2013- $0.2 million).

Newfoundland and Labrador

Since August 2013 the company has secured ground totaling 727km2 in southwestern Labrador within a newly emerging Cu-Ni-PGE exploration area. Located 140km SSE of Churchill Falls, Labrador, the Mealy and Atikonak Projects cover a Paleoproterezoic aged layered mafic intrusive suite of rocks that host primary sulphide Cu-Ni-PGE mineralization on an adjacent third party property within the same intrusive suite.

On August 9, 2013 the Company entered into an option agreement with Benton Resources Corp. to earn in 71% interest on the 262km2 Mealy Lake Property, southwestern Labrador, in exchange for the Company making a cash payment of $51,000 on signing and incurring $2.4 million in exploration expenditures over four years.

On January 17, 2014 the Company entered into option agreement with Ryan Kalt by which the Company can earn a 100% interest in the 208km2 adjoining ground to the Mealy Project by making a cash payment of $40,000 upon signing and incurring $400,000 in exploration expenses over four years.

On January 23, 2014 the Company entered into option agreement with 1191557 Ontario Corp. to earn a 71% interest on the 144km 2 Mealy (2) Property by making a cash payment of $40,000 upon signing and incurring $1.3 million of exploration expenditures over four years. In addition to the optioned ground at the Mealy Project, the Company also staked the 45km2 Atikonak Property in 2013 and an additional 49km2 of ground contiguous to optioned ground as part of the Mealy Project. Total acquisition cost of the staking to

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

date is $22,500. The Atikonak Property was staked based on favorable geology and positive results from the regional compilation of public data for the area.

To date compilation of available public data has been completed and a re-analysis of original government lake bottom sediment sample pulps for platinum and palladium has been completed. Results of the work prompted the staking of the 100% owned ground and the addition of the two option agreements in 2014 to secure favorable ground in this grass roots exploration play.

During the year ended August 31, 2014, $0.5 million in exploration was completed at the Mealy Project. Since the end of the year the Company has completed a 2950 line km airborne Electromagnetic (“EM”) and Magentics survey over the project area. Survey line spacing was 150 meters and flown with VTEMplus by Geotech Airborne Surveys. Helicopter supported reconnaissance and ground follow up of preliminary plots of the airborne survey results were carried out in September with prospecting and rock sample collection. This work was followed up with the collection of 710 soil samples on several grids covering conductive zones from preliminary airborne EM data. Data processing and analysis are ongoing at time of writing.

Thunder Bay and Sudbury, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totalling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $400,000 in exploration expenditures over a 3 year period, with an initial cash payment to the Company of $25,000. The Company will retain a 1% net smelter royalty (“NSR”) royalty once LDI has completed the option earn-in.

All deferred exploration and acquisition costs in Ontario were written off during the year ended August 31, 2014 for a total write-down of $3.4 million.

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration Corp. (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. During the prior year the core 11 (eleven) of the 13 original claims have been converted to lease and annual rent payments of $27,746 (due June 30 annually) have been made. Total acquisition costs to date are $133,838.

During the year ending August 31, 2014, no exploration costs were incurred on the Company’s Northwest Territories exploration program. The Company has an active land use permit to conduct exploration on the property and maintain a camp.

Since acquisition, the Company has completed a total of 3,150 meters of diamond drilling in 14 holes. Work on the property commenced in March 2012 while a step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed by August 2012.

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115 metre vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth. Significant grades from disseminated sulphide mineralization intercepts were identified in the 2012 drilling program. No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing exploration results to date in order to make a decision on further exploration work.

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)                                   Results of Operations

Year Ended August 31, 2014

For the year ended August 31, 2014, the Company had a net loss of $10.5 million (August 31, 2013 — net loss of $12.1 million). General and administrative expenses totaled $7.9 million (August 31, 2013 - $6.9 million), with the increase due to greater project related activity in the Company during the year. A foreign exchange gain of $0.96 million was recorded during the year (August 31, 2013 — loss of $8.2 million), with the gain being due to the stronger U.S. Dollar at year end when the Company’s cash balances held in U.S. Dollars were translated into Canadian Dollars. Comprehensive loss for the year was $12.3 million (August 31, 2013 —$40.3 million loss) with the prior year loss being mainly due to the translation of Rand denominated net assets in the Company’s South African subsidiaries being converted at weaker Rand exchange rates to their Canadian Dollar value at year end. The Rand to Canadian Dollar exchange rate was generally more stable in 2014 relative to the prior year.

Interest earned in the year ended August 31, 2014 totaled $3.9 million as compared to $5.0 million in the comparative period in the prior year.

Three Months Ended August 31, 2014

For the quarter ended August 31, 2014, the Company had a net loss of $2.9 million (August 31, 2013 — net loss of $1.4 million). The net loss in fiscal 2014 is mainly due to a $1.9 million write-down of South African exploration projects. General and administrative expenses totaled $2.1 million (August 31, 2013 - $2.8 million). A foreign exchange gain of $0.48 million was recorded for the quarter (August 31, 2013 — gain of $0.9 million), with the current quarter gain due to an increase in value of the U.S. Dollar as compared to the Canadian Dollar. Comprehensive loss for the quarter was $4.5 million (August 31, 2013 —$0.5 million loss).

Annual Financial Information

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

(In thousands of dollars, except for share data)

	Year ended Aug 31, 2014		Year ended Aug 31, 2013		Year ended Aug 31, 2012
Interest income	$3,886	(1)	$5,002	(1)	$3,943	(1)
Net loss	$10,438		$12,369		$10,588
Basic loss per share	$0.02	(2)	$0.04	(2)	$0.06	(2)
Diluted loss per share	$0.02	(2)	$0.04	(2)	$0.06	(2)
Total assets	$550,239	(3)	$389,980	(3)	$243,734	(3)
Long term debt	Nil		Nil		Nil
Dividends	Nil		Nil		Nil

Explanatory Notes:

(1)                                 The Company’s only significant source of income during the years ending August 31, 2012 to 2014 was interest income from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2)                                 Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(3)                                 The increase in total assets between 2012 and 2013 was primarily from increased cash balances from the equity offering that closed January 4, 2013. The increase in total assets between 2013 and 2014 was primarily from increased cash balances from the equity offering that closed December 31, 2013.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters.

(In thousands of dollars, except for share data)

Quarter ended ($000’s, except per share data)	Aug 31, 2014	May 31, 2014	Feb. 28, 2014	Nov. 30, 2013
Interest income(1)	$486	$694	$1,730	$976
Net income (loss)(2)	(2,864)	(4,320)	(3,739)	464
Basic earnings(loss) per share(3)	(0.01)	(0.01)	(0.01)	0.00
Total assets(4)	550,239	543,778	543,632	386,446

Quarter ended ($000s, except per share data)	Aug 31, 2013	May 31, 2013	Feb 28, 2013	Nov. 30, 2012
Interest income(1)	$1,056	$1,376	$1,984	$586
Net (loss) income(2)	(1,355)	(10,015)	279	(1,715)
Basic earnings (loss) per share(3)	(0.01)	(0.03)	0.00	(0.01)
Total assets(4)	389,980	375,025	408,239	231,055

Explanatory Notes:

(1)                                 The Company earns interest income from interest bearing accounts and deposits. The balance of funds held in Rand can also affect the amount of interest earned, as Rand balances earn significantly higher rates of interest than can be earned at present in Canadian Dollars. Interest income has varied relative to cash on hand.

(2)                                 Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash items. In the current and previous quarter there were mineral property write-downs. In the quarter ended February 28, 2014 there was share-based compensation as opposed to the current period and comparative period in the prior year. Net (loss) income can also be significantly impacted by the movement of the Rand against the Canadian Dollar as the Company has in the past held a significant portion of its cash in Rand, which must be translated to Canadian Dollars at the end of each reporting period.

(3)                                 Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(4)                                 At February 28, 2013 and 2014, the Company’s assets increased compared to the prior period as equity offerings closed in the respective quarters.

B)                                   Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)                                   Trend Information

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

increasing or decreasing at present or in the foreseeable future. The Company may require additional capital in the future, through debt financing, by issuance of securities, or by a sale or partnering of project interests, in order to meet both its contractual and non-contractual project related expenditures. In December 2013, the Company closed a $175 million equity financing for 148.5 million shares at a price of $1.18 per share. On November 3, 2014 the Company announced its intention to offer 150,000 units (the “Units”) consisting of US$150,000,000 aggregate principal amount of senior notes due 2021 (the “Senior Notes”) and the right for note holders to receive an aggregate of 55,200,000 common share purchase warrants (the “Warrants”). The offering of Units has not priced or closed as at the date of this MD&A. All terms of this proposed offering remain subject to pricing. See discussion at item F) “Liquidity and Capital Resources” below.

D)                                   Related Party Transactions

Transactions with related parties are as follows:

(a)         During the year ended August 31, 2014, $311,304 ($168,000 — August 31, 2013) was paid to independent directors for directors’ fees and services. At August 31, 2014, $7,500 was included in accounts payable, (August 31, 2013 - $nil).

(b)         During the year ended August 31, 2014 an amount of $1,657,500 (August 31, 2013 - $1,237,800) was paid to non-independent directors

(c)          During the year ended August 31, 2014, the Company accrued or received payments of $102,000 ($102,000 — August 31, 2013) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common (R. Michael Jones and Frank Hallam), for administrative services.

(d)         During the year ended August 31, 2014, the Company accrued or received payments of $25,172 ($108,400 — August 31, 2013) from Nextraction Energy Corp. (“NE”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson), for administrative services.

These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

E)                                   Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F)                                    Liquidity and Capital Resources

On January 4, 2013, the Company issued 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180 million. Net proceeds to the Company were $168.9 million, after underwriters’ fees and other expenses of the offering.

On December 9, 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of $165 million.

On November 3, 2014 the Company announced its intention to offer 150,000 Units consisting of US$150,000,000 aggregate principal amount of Senior Notes and the right for noteholders to receive an aggregate of 55,200,000 Warrants. Each Warrant will entitle the holder thereof to acquire one common share of the Company, will have a three-year-maturity and is expected to have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing); provided that the effective exercise premium of the

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

Warrants shall not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company intends to use US$110 million of the net proceeds from the offering to fund the remaining planned construction and development costs of the Project 1 platinum mine in South Africa and the balance for working capital purposes. The offering of Units has not priced or closed as at the date of this MD&A. All terms of this proposed offering remain subject to pricing.

The net proceeds of the announced offering of Units, if successful, combined with the Company’s cash on hand, are expected to fully fund the approximately US$187 million of capital obligations at Project 1 until the remaining development is complete and steady state production achieved. There is no guarantee, however, that the announced offering will be successful, that the terms of the announced offering will be as described or that the proceeds raised will be sufficient to complete Project 1.

Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

As at November 24, 2014, the Company held approximately $78 million in total cash on hand, which is estimated to be sufficient to fund the estimated general, exploration and development operations of the Company into mid-2015.

Accounts receivable at August 31, 2014 totaled $13.8 million (August 31, 2013 - $6.9 million) being comprised mainly of value added taxes refundable in South Africa. Accounts payable and accrued liabilities at August 31, 2014 totaled $28.6 million (August 31, 2013 - $25.1 million).

Apart from net interest earned on cash deposits during the year ended August 31, 2014 of $3.9 million (August 31, 2013 - $5.0 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At August 31, 2014 the Company had cash equivalents on hand of $108 million compared to $112 million at August 31, 2013 with the year’s cash expenditures being largely funded by the December 2013 equity financing. At August 31, 2014 the restricted cash balance had been exhausted, (August 31, 2013 - $10.16 million). To August 31, 2014 a total of $42 million (August 31, 2013 — $32 million) has been applied from restricted cash against Africa Wide’s 26% share of project expenditures.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s contractual obligations as at August 31, 2014.

Payments by period

	< 1 years	1 – 3 years	4 – 5 years	> 5 years	Total

Lease obligations	$458	$1,528	$1,106	$—	$3,092
ESKOM — power	7,317	—	—	—	7,317
Magalies water	9,833	—	—	—	9,833
Concentrator plant and surface infrastructure	35,346	3,461			38,807
Mining development	29,131	—	—	—	29,131
Mining equipment	9,605	1,035	—	—	10,640
Other	17,126	533	—	—	17,659
	$108,816	$6,557	$1,106	$—	$116,479

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

The above contracts are subject to the following estimated break fees in the event of cancellation:

Concentrator plant and surface infrastructure	$25,409
Mining development	20,638
Mining equipment	10,712
Magalies water	3,016
Other property expenditures	9,478
$69,253

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

G)                                  Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At August 31 2014, there were 551,312,842 common shares outstanding, 19,744,500 incentive stock options outstanding at exercise prices of $0.96 to $2.57. At November 24, 2014, there were 551,312,842 common shares outstanding and 19,769,500 incentive stock options outstanding. During the year ended August 31, 2014, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

3.                                      RISK FACTORS

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Risks Relating to the Company

The Company’s inability to find a suitable joint venture partner for Project 1 and Project 3 may have a material adverse effect on the Company’s business and results of operations.

Under the terms of the Maseve Shareholders Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide. Africa Wide declined to fund its share of cash calls in October 2013 and in March 2014. As a result of the first missed cash call, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide’s interest in Maseve, in accordance with the terms of the Maseve Shareholders Agreement. On August 20, 2014, an arbitrator determined that Africa Wide’s shareholding in Maseve would be reduced to 21.2766%. Based on the arbitration award, Africa Wide has been further diluted to approximately 17.1% as a result of Africa Wide’s

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

failure to fund the second cash call and therefore the Company’s shareholding in Maseve has increased to approximately 82.9%. In addition, as a result of the transactions explained under the risk factor “The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights,” there is no guarantee the DMR would recognize Africa Wide as a qualified BEE entity. To comply with the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (the “Mining Charter”), Maseve must have 26% ownership by a qualified BEE entity by December 31, 2014 in order to maintain the Mining Right in good standing. In addition to unaffiliated, BEE qualified companies, the Company is presently considering Mnombo as the BEE company for such a transaction if and when instructed by the DMR. Should Mnombo acquire an interest in Maseve, as with funding to date for the Waterberg Projects, the Company would expect to cover Mnombo’s share of any cash calls. If Mnombo was not deemed to be a suitable BEE company or if the Company was unsuccessful in reaching an agreement on the terms of Mnombo’s investment in Maseve, the Company would be required to reach an agreement with another qualified BEE entity and, failing that, the Company may face possible suspension or cancellation of its mining rights under a process governed by section 47 of the MPRDA.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations.

The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA, Africa Wide and Maseve are parties to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. On October 18, 2013, Africa Wide advised the Company that it would not be funding its approximately US$21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide advised the Company that it would not be funding its approximately US$21.52 million share of a second cash call. Africa Wide’s decision may result in significant adverse effects on the Company and Maseve, including delays in the development and financing plan, increases in expenses, less advantageous financing terms and, potentially, the halting of development on Project 1. For example, as a result of Africa Wide’s decision to not fund its cash calls, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction. Any failure by PTM RSA, Africa Wide or any future shareholder under the Maseve Shareholders Agreement to contribute its pro-rata share of a cash call would result in dilution of that party’s interest in proportion to the shortfall, and could have a material adverse effect on the Company as discussed above.

PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, which governs the joint venture in respect of the Waterberg JV Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner’s interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro-rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner’s or partners’ interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% NSR royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty. To date, the Company has funded Mnombo’s 26% share of the work on the Waterberg JV Project. If the Company ceases to fund Mnombo’s share of the work for the Waterberg JV Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo’s interest in the Waterberg JV Project and require the sale of the diluted interests to another qualified BEE entity.

The Company and Mnombo are negotiating a joint venture agreement to formalize their respective participating interests in and obligations towards the Waterberg Extension Project at the request of the

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

DMR. The Company is currently carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project. In the absence of a joint venture agreement, the obligation of Mnombo to repay the Company for advances to date of approximately Rand 23 million (at August 31, 2014) or to fund future investment in the Waterberg Extension Project may be uncertain.

Because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro-rata cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company’s interests in its joint ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

The Company’s current cash will not be sufficient to fund its business as currently planned and the Company therefore requires additional financing, which may not be available on acceptable terms, if at all.

The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the remaining development of Project 1 and continued exploration on the Waterberg Projects, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. In particular, there is no guarantee that the offering of Units announced by the Company on November 3, 2014 will be successful, that the terms of the announced offering will be as described or that the proceeds raised will be sufficient to complete Project 1. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of its common shares and the interests of shareholders in the net assets of the Company may be diluted.

Any failure by the Company to obtain required financing on acceptable terms or on a timely basis could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavorable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

If the announced offering of Units is successful, the Company may be unable to generate sufficient cash to service the Senior Notes, the terms of the indenture governing the Senior Notes may restrict the Company’s current or future operations and the indebtedness may adversely affect the Company’s financial condition and results of operations.

The Company has no present source of revenue.  If the Company is successful in completing its offering of Units, the Company’s ability to make scheduled payments on or refinance the Senior Notes will depend on its ability to successfully complete construction of the Project 1 platinum mine and place the mine into production, and on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including the Senior Notes. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants under the indenture governing the Senior Notes or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt, may result in the

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event holders of the Senior Notes accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The indenture governing the Senior Notes is expected to contain a number of restrictive covenants that will impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long term best interest.  In particular, the indenture governing the Senior Notes is expected to restrict the Company’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict the Company’s ability to raise debt or certain types of equity capital to be used to repay other indebtedness when it becomes due. As a result of these restrictions, the Company may be limited in how it conducts its business, unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect the Company’s ability to grow in accordance with its strategy.

Further, the Company’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

•                  limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•                  requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•                  increasing the Company’s vulnerability to general adverse economic and industry conditions;

•                  exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•                  limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•                  placing the Company at a disadvantage compared to other, less leveraged competitors; and

•                  increasing the Company’s cost of borrowing.

The Company has a history of losses and it anticipates continuing to incur losses.

The Company has a history of losses. None of the Company’s properties is currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company has a history of negative operating cash flow, and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent financial years. The Company’s ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company’s ability to advance any of its material properties into production. To the extent that the Company

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The Company may be required to raise additional funds through the issuance of additional equity or debt securities. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Most of the Company’s properties contain no known mineral reserves.

Other than Project 1, all of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write off the costs capitalized for that property in its financial statements.

Substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

The Company’s properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. Although the Project 1 property has been granted the necessary land use zoning, the Company is subject to all of the risks associated with establishing new mining operations, including:

•                  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•                  the availability and cost of skilled labour and mining equipment;

•                  the availability and cost of appropriate smelting and/or refining arrangements;

•                  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

•                  in the event that the required permits are not obtained before construction commences, the risks of government environmental authorities issuing directives or commencing enforcement proceedings

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

•                  the availability of funds to finance construction and development activities;

•                  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•                  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties (other than Project 1 and Project 3, which are not remotely located and have both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company’s Waterberg Projects. If the Company should decide to mine at the Waterberg Projects, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long term lease of surface or access rights at the Waterberg Projects to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this MD&A and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. In particular, the 2009 UFS used a three-year trailing basket price per PGM 4E ounce of approximately US$1,185 for the MR and US$1,433 for the UG2 whereas on October 31, 2014, the spot price per PGM 4E ounce was approximately US$1,112 for the MR and US$1,120 for the UG2. Any material reductions in estimates of mineralization, or of the Company’s ability to develop its properties and extract and sell this mineralization on the terms projected in the 2009 UFS, could have a material adverse effect on the Company’s results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

•                  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•                  anticipated recovery rates of metals from the ore;

•                  cash operating costs of comparable facilities and equipment; and

•                  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are estimated to have increased by approximately 24% since the 2009 UFS, principally as a result of increased prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. In addition, construction costs at the Project 1 platinum mine are estimated to have increased by approximately 14% since the 2009 UFS, primarily as a result of increased labour, construction and capital equipment costs. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States dollar.

The Company may be adversely affected by foreign currency fluctuations. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Settlement of sales of minerals from the Company’s projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars to make payment of principal and interest if the Company should enter into any U.S. Dollar denominated debt or loan arrangements. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have a material adverse effect on the Company’s financial results. During the year ended August 31, 2014, the Company recorded a foreign currency translation adjustment of approximately $1.8 million as a loss in other comprehensive loss, which was primarily the result of translating the Company’s Rand-denominated assets and liabilities in South Africa at weaker Rand/Canadian Dollar exchange rates on August 31, 2014. The Rand has continued to weaken against the Canadian Dollar subsequent to August 31, 2014.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

•                  domestic and international economic and political trends;

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

•                  expectations of inflation;

•                  currency exchange fluctuations;

•                  interest rates;

•                  global or regional consumption patterns;

•                  speculative activities; and

•                  increases or decreases in production due to improved mining and production methods.

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

There may be a delay in the start-up of the Project 1 platinum mine, which could have a material adverse effect on the Company’s financial condition and prospects.

The anticipated timelines for the completion of Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management’s current expectations and may be affected by a number of factors, including:

•                  consultants’ analyses and recommendations;

•                  the rate at which expenditures are incurred;

•                  delays in construction schedules;

•                  further postponement of electrical distribution infrastructure by ESKOM Holdings Limited;

•                  availability of major equipment and personnel;

•                  the issuance of a directive under section 54 of the MHSA by the DMR on the respective mine health and safety responsibilities over land owned by Maseve under which RBPlat has prospecting rights and with respect to which responsibilities Maseve and RBPlat have concluded an agreement;

•                  the Company’s ability to obtain requisite funding, permits and licenses (including a water use license, an amendment to the environmental authorization held by Maseve and a possible amendment to Maseve’s environmental management program);

•                  other potentially required authorizations arising from recent legislative amendments; and

•                  the rate of underground development in the north and south declines.

Some of the above factors are beyond the Company’s control and could cause management’s timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. The targeted start date for first concentrate production at Project 1 in the fourth quarter of calendar 2015 may be delayed and a delay in the start-up of the Project 1 platinum mine could have a material adverse effect on the Company’s financial condition and prospects. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses or at all.

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged persons or HDSAs, as defined respectively by the MPRDA and the BEE Act, and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of WKM, a public company with mineral exploration properties in Ontario and Nevada, and a director of NE, a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM, a director of Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and a director of NE. Eric Carlson, a director of the Company, is a director of NE. Barry Smee, a director of the Company, is a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada. Diana Walters, a director of the Company, was formerly an executive officer of Liberty Metals & Mining Holdings, LLC, a shareholder of the Company that invests in mining companies.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. The Company anticipates selling certain of its interests in Maseve to a BEE company, which will reduce the Company’s level of control. In addition, PTM RSA is also a party to the JOGMEC Agreement related to the exploration and development of the Waterberg JV Project property, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26%, respectively. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders’ agreement. The Company is presently negotiating a joint venture agreement with Mnombo with respect to the Waterberg Extension Project to formalize the present oral joint venture agreement. Any dispute or disagreement with a joint venture partner, any change in the identity, management or strategic direction of a joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo’s role in the Waterberg Extension Project and the terms of the planned joint venture agreement for the Waterberg Extension Project, could materially adversely affect

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

the Company’s business and results of operations. If a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, such as the dispute that recently led to arbitration with Africa Wide, which could materially and adversely affect the Company’s business and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company’s reputation.

The Company is subject to anti-corruption laws and regulations, including certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977 and similar anti-corruption and anti-bribery laws in South Africa and Canada. The Company’s Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organisation for Economic Cooperation and Development released its Phase 3 Report on Implementing the OECD Anti-bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa’s economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company’s reputation. The occurrence of any of these events could have an adverse effect on the Company’s business, financial condition and results of operations.

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations.

All companies are subject to legal claims, with and without merit. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company’s financial position and results of operations.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company’s mining operations. During the period February/March 2013, operations at Project 1 halted for approximately one month due to a notice under section 54 of the MHSA issued in relation to a surface worker fatality that occurred onsite. Since March 2013, Maseve has received several notices under section 54 that have resulted in short-term halts to operations for an aggregate of 32 days. If claims, lawsuits, governmental investigations or proceedings, including section 54 notices and the administrative proceeding regarding Maseve’s environmental authorization, are resolved against the Company or if the administrative proceeding regarding Maseve’s environmental authorization is delayed, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•                  environmental protection;

•                  management and use of hazardous and toxic substances and explosives;

•                  management of tailings and other waste generated by the Company’s operations;

•                  management of natural resources;

•                  exploration, development of mines, production and post-closure reclamation;

•                  exports and, in South Africa, potential local beneficiation quotas;

•                  price controls;

•                  taxation;

•                  regulations concerning business dealings with local communities;

•                  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

•                  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company’s projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company’s most advanced project, the Company is in the process of constructing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Projects other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Projects, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators for which the Company could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous, such as the recent amendments under the National Environmental Management Laws Amendment Act, No. 25 of 2014 described under the heading “South African Regulatory Framework — Environment” in the AIF.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

production at producing properties or require abandonment or delays in development of new mining properties.

Environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by the Company’s mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company’s properties are located. For Project 1, an amendment to Maseve’s environmental authorization, a water use license, a possible amendment to Maseve’s environmental management program and, potentially, other detailed authorizations including those arising from recent legislative amendments, will be required. There have already been delays to the issuance of the water use license and an amendment to the application may be needed. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements for Project 1. The Waterberg Projects prospecting rights issued by the DMR are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company’s projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

This issue was particularly poignant in late 2012 when wild cat strikes and violence occurred near the Project 1 platinum mine and generally at other platinum mines. There can be no assurance that wild cat strikes and violence will not occur at the Company’s properties in the future. Wild cat strikes and violence at the Project 1 platinum mine may have a material negative impact on the project and its startup mine operations. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress, leading into the 2014 national elections, a resolution adopted by the African National Congress on nationalization calls for state intervention in the economy, including “state ownership.”

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the “Land Claims Act”) and the Restitution of Land Rights Amendment Act, No. 15 of 2014 (“Restitution Amendment Act”), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or “alternative relief”). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered. Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

The South African Minister of Rural Development and Land Reform may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

The Company has not been notified of any land claims to date over the Company’s properties. There is no guarantee, however, that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights. Any such claims could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business, operating results and financial condition.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the “old order rights.” All prospecting and mining rights granted in terms of the MPRDA are “new order rights.” The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources (“Minister”) when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of the Company’s old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. Maseve’s social and labour plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control. Certain of the socio-economic projects identified in Maseve’s social and labour plan have proved inappropriate or unviable given prevailing conditions and levels of training within the local communities in the vicinity of Project 1. Such projects have been identified and the Company has consulted with the DMR regarding a course of action. An application is being made to the DMR to amend the social and labour plan to target more appropriate and viable projects. However, if Maseve is found to be in noncompliance with its social and labour plan, the Minister may institute the section 47 process discussed below. At this time, the Company has not received a notice of noncompliance from the DMR.

The Minister has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company’s noncompliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 (“PAJA”) read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

as to why such remedial measures were not taken. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the South African Constitution.

Failure by the Company to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio-economic strategies are implemented, the MPRDA provides for the Codes of Good Practice for the Minerals Industry which specify empowerment targets consistent with the objectives of the Mining Charter. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter requires a minimum of 26% HDSA ownership by December 31, 2014.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg JV Project and for the prospecting rights and applications over the Waterberg Extension.

The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company’s contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. On December 8, 2008, the Company entered into the Consolidation Transaction. Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Amplats acquired a then approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then approximately 45% interest in Wesizwe. Although Amplats’ interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve’s BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Amplats’ interest in Wesizwe to a qualified BEE purchaser will occur. Also, there can be no assurance that the HDSA ownership may not be re-assessed or

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant are set aside, Maseve, solely on flow-through principles, would have been, and remains, below the 26% HDSA ownership level.

Further, on August 20, 2014, an award in the binding arbitration with respect to the calculation of dilution to the ownership of Africa Wide in Maseve was completed and delivered to the Company. The arbitrator ruled in favor of the Company on all matters in contention. The favorable award reduced Africa Wide’s shareholding in Maseve to 21.2766%. As a result of Africa Wide’s decision on March 3, 2014 not to fund its US$21.52 million share of a second cash call delivered in February 2014, Africa Wide’s ownership in Maseve was further reduced to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement, as confirmed by the arbitration. Until the Company sells the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company, Maseve will have less than 26% HDSA ownership.

The Company is satisfied that Mnombo is majority owned by HDSA individuals. The contractual arrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg JV Project and the prospecting rights and applications over the Waterberg Extension Project may be deemed not to satisfy HDSA requirements.

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under a process governed by section 47 of the MPRDA.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Mineral and Petroleum Resources Development Amendment Bill, 2013, which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

The Company is obliged to report on its compliance with the Mining Charter, including its percentage of HDSA shareholding, to the DMR on an annual basis. The Company submitted a report on March 31, 2014 and has yet to receive any feedback from the DMR in regard thereto.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans, or the investment by a new BEE partner in Maseve to attain a 26% interest by qualified BEE companies, may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on noncommercial terms. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds 17.1% of the equity after the second missed cash call.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the generic BEE Codes of Good Practice (“Generic BEE Codes”), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (“BEE Amendment Act”) came into operation on October 24, 2014. Among other matters, the BEE Amendment Act amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE (such provisions, the “Trumping Provisions”) require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provisions will come into effect on October 24, 2015. Generally speaking, the amended Generic BEE Codes will make BEE-compliance more onerous to achieve. The Generic BEE Codes are substantially different from the Mining Charter and, if they were to apply to the mining industry, would place the industry at a disadvantage.

The Trumping Provisions will require Mnombo to be 51% held and controlled by HDSAs to qualify it as a “black-controlled company” and hence a qualified BEE entity. Mnombo is presently 50.1% HDSA owned and controlled.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Changes in South African State royalties where many of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is “transferred,” which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

In May 2013, the South African government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from January 1, 2016 to December 31, 2020. During the first phase, it is proposed that the carbon tax be introduced at Rand 120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between Rand 12 and Rand 48 per ton of carbon dioxide equivalent. The second phase for the implementation of the carbon tax will be over another five years, from 2020 to 2025. To date, the South African government has not issued any further updates on the status of the Carbon Tax Policy Paper. During April 2014, the South African government issued a

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

Carbon Offset Paper for public comment. The Carbon Offset Paper gives effect to the 2014 Budget Review that noted, along with carbon tax, that it is proposed that a carbon offset scheme is introduced to complement the policy package to address climate change and protect households and businesses.

The ANC held a policy conference in June 2012 at which the “State Intervention in the Minerals Sector” report commissioned by the ANC was debated. The report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid. In addition, the Company’s ability to pay dividends may be affected by the South African government’s exchange controls described under the heading “South African Regulatory Framework — Exchange Control” in the AIF.

The Company’s common share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the Toronto Stock Exchange fluctuated from a high of $1.49 to a low of $0.97 and on the NYSE MKT LLC from a high of US$1.37 to a low of US$0.99 during the twelve month period ending August 31, 2014. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s common shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company’s common shares include the following:

•                  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;

•                  lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;

•                  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company’s material properties;

•                  the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

•                  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by the European debt crisis and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Future sales or issuances of equity securities could decrease the value of the Company’s common shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the common shares. On November 3, 2014 the Company announced its intention to offer 150,000 Units consisting of US$150,000,000 aggregate principal amount of Senior Notes and the right for noteholders to receive an aggregate of 55,200,000 Warrants. Each Warrant will entitle the holder thereof to acquire one common share, will have a three-year-maturity and is expected to have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing); provided that the effective exercise premium of the Warrants shall not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under the Securities Act. The offering of Units has not priced or closed as at the date of this MD&A. All terms of this proposed offering remain subject to pricing. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Company’s common shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of the Company’s common shares at prices less than the current market price.

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires common shares of the Company.

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the proposed “foreign affiliate dumping” rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring common shares.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in its common shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended August 31, 2014, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of its common shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

4.                                      OUTLOOK

The Company’s key business objectives for calendar 2015 will be to continue with underground development and mine construction at Project 1 and to advance both the Waterberg JV Project and the Waterberg Extension Project.

Development at Project 1 began in January 2013 and will continue to utilize a majority of the Company’s cash on hand until positive cash flow is achieved. First production at Project 1 is planned for Q4 of calendar 2015.

The Company plans to continue working on the Waterberg JV Project with its joint venture partners Mnombo and JOGMEC. A resource update is anticipated for the Waterberg JV in early 2015 and work is continuing at present toward the completion of a pre-feasibility study scheduled for Q1 or Q2 of calendar 2015.

Exploration on the Waterberg JV project and the Waterberg Extension Project continues at present. An important objective for the Company is to determine the scale of the Waterberg deposit and to find the section of the Waterberg deposit with the greatest grade thickness near surface. The deposit remains open.

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF.

5.                                      CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2014.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on the Company’s best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

6.                                      DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as at August 31, 2014 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures were effective as at August 31, 2014.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2014. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting was effective as at August 31, 2014.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the year ended August 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act (“JOBS Act”) emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended August 31, 2014.

7.                                      OTHER INFORMATION

Additional information relating to the Company for the year ending August 31, 2014 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2014 together with the notes thereto as well as the AIF.

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and MD&A

For the year ended August 31, 2014

LIST OF DIRECTORS AND OFFICERS

a)	Directors:	b)	Officers:

	R. Michael Jones		R. Michael Jones (Chief Executive Officer)

	Frank R. Hallam		Frank R. Hallam (Chief Financial Officer and Secretary)

	Iain McLean		Peter C. Busse (Chief Operating Officer)

	Eric Carlson		Kris Begic (VP, Corporate Development)

Barry W. Smee

Timothy Marlow

Diana Walters